MEMORANDUM
TO:	Alberto Zapata Senior Counsel U.S. Securities and Exchange Commission
FROM:	Diana R. Gonzalez Associate General Counsel Jackson National Asset Management, LLC
DATE:	August 4, 2015
SUBJECT:	Response to Comments to the Registration Statement filed on Form N-1A on June 10, 2015 for JNL Series Trust (“JNLST” or “Registrant”) File Nos: 33-87244 and 811-8894 (the “Registration Statement”)

This memorandum addresses the U.S. Securities and Exchange Commission staff’s (“Commission” and “Commission Staff,” as appropriate) comments received via telephone on July 24, 2015 to the Registration Statement.

The comments are repeated below in italics, with responses immediately following.  We have also included the proposed revised pages from the Prospectus, as applicable.

1.	General Comments

a.	Please confirm that information will be provided for all blank items in the summary prospectus, statutory prospectus, and statement of additional information.

RESPONSE:  The Registrant confirms that information will be provided for all blank items in a subsequent amendment to the Registration Statement before the proposed effective date of this Amendment, pursuant to Rule 485(b).

2.	JNL/BlackRock Natural Resources Fund

a.	On page 3 under “Principal Investment Strategies,” please state whether there are any geographic limits for the Fund’s investments. If there are no geographic limits, please so state.

RESPONSE:   The Registrant has added disclosure to the Fund’s “Principal Investment Strategies” stating that there are no geographic limits on the Fund’s investments.

b.
Please amend the Fund’s “Principal Investment Strategies” to include strategies that correspond to the following risks: (i) emerging markets and less developed countries risk; (ii) forward foreign currency exchange contracts risk; (iii) swaps risk; and (iv) derivatives risk.

RESPONSE:    With respect to emerging markets and less developed countries risk, the Registrant refers the Commission Staff to the disclosure it has added in the Fund’s “Principal Investment Strategies” that states that there are no geographic limits on the Fund’s investments, as well as the disclosure that states that the Fund may invest, irrespective of currency and regardless of the issuer’s country of origin, in convertible bonds and warrants.  With respect to forward foreign currency exchange contracts risk, swaps, risk, and derivatives risk, the Registrant notes that it has added disclosure to the Fund’s “Principal Investment Strategies” regarding the derivatives the Fund may use, which include forward foreign currency exchange transactions and swaps, among others.

c.
Please indicate whether the Fund is investing in Credit Default Swaps.  If so, please include disclosure that the Registrant must set aside the full notional value of the Credit Default Swaps in order to cover the obligations.

RESPONSE: The Registrant confirms that the Fund does not expect to invest in Credit Default Swaps as part of its principal investment strategies.

3.	JNL/DoubleLine Shiller Enhanced CAPE Fund

a.
In the “Principal Investment Strategies” section, the Registrant discloses that the Fund may invest in other DoubleLine fixed income funds.  Given this, please include any appropriate acquired fund fee and expense disclosure in accordance with Form N-1A, Item 3, Instruction 3(f)(vi).

RESPONSE: The Registrant confirms that the acquired fund fees and expenses relating to these potential investments are estimated to be less than 0.01%. Therefore, pursuant to Form N-1A, Item 3, Instruction 3(f)(vi), the Registrant’s inclusion of such fees and expenses under the subcaption “Other Expenses” is appropriate and no additional disclosure is necessary.

b.
Please indicate whether the Fund is investing in Credit Default Swaps.  If so, please include disclosure that the Registrant must set aside the full notional value of the Credit Default Swaps in order to cover the obligations.

RESPONSE: The Registrant confirms that the Fund does not expect to invest in Credit Default Swaps as part of its principal investment strategies.

c.	Please confirm that any of the Fund’s short sale expenses are included in the Annual Operating Expense Table.

RESPONSE:  The Registrant confirms that short sale expenses, which are estimated to be less than 0.01%, are included in the “Other Expenses” line item in the Annual Fund Operating Expenses table.

d.	On page 51, please provide both the primary and secondary benchmarks for the Fund in both the disclosure and the comment response letter.

RESPONSE:  The Registrant has provided both the primary and secondary benchmarks for the Fund in the disclosure as follows:

Name	Primary Benchmark	Secondary Benchmark(s)
JNL/DoubleLine Shiller Enhanced CAPE Fund	S&P 500 Index	Russell 1000 Value Index

4.	JNL Multi-Manager Small Cap Growth Fund

a.
In the “Principal Investment Strategies” section, the Registrant discloses that the Fund invests in REITs, ETFs, and foreign securities, please determine whether such REIT, ETF, and foreign security investments would require acquired fund fee and expense disclosure for the Fund, as per Form N-1A, Item 3, Instruction 3(f)(i).

RESPONSE: The Registrant confirms that the acquired fund fees and expenses relating to these potential investments are estimated to be less than 0.01%. Therefore, pursuant to Form N-1A, Item 3, Instruction 3(f)(i), the Registrant’s inclusion of such fees and expenses under the subcaption “Other Expenses” is appropriate and no additional disclosure is necessary.

b.
In the “Principal Investment Strategies” section, sub-section “LMCG Small Cap Growth Strategy,” please clarify whether the following language is specific to the sleeve’s strategy or the entire Fund’s strategy: “The Fund may also invest in real estate investment trusts (“REITs”), exchange-traded funds (“ETFs”), and foreign securities through depositary receipts.”

RESPONSE: The Registrant confirms the language is specific to the sleeve’s strategy and has updated the disclosure accordingly.

c.
In the “Principal Investment Strategies” section, sub-section “RS Investments Custom Growth Strategy,” please explain how the upper parameter of companies included in the Russell 2000 Index of $9 billion is consistent with the Fund’s name, which includes “Small Cap.”

RESPONSE: The Registrant has updated the disclosure regarding the capitalization range (from $9 billion to $5.6 billion) to reflect the size of the largest company in the Russell 2000 Index as of June 30, 2015. The Registrant respectfully submits that the greater of $3 billion or 120% of the market capitalization of the largest company included in the Russell 2000 Index is an appropriate capitalization range limit for the strategy, consistent with investor expectations and industry practice.  The Registrant notes that the Russell 2000 Index is a widely recognized small-cap index that measures the performance of the small-cap segment of the U.S. equity universe. The Registrant notes that the strategy’s market capitalization range is not required to exactly track that of an index, and other funds in the industry have market capitalization ranges that extend above the capitalization of the largest company in their indices (or below the capitalization of the smallest company in their indices). Further, consistent with the SEC guidance on the fund name rule set forth in the “Frequently Asked Questions about Rule 35d-1,” the Registrant believes that the strategy may provide for a reasonable definition of its market capitalization range. The Registrant submits that its definition of “small-capitalization” is a reasonable definition developed after consideration of pertinent references and consistent with SEC guidance on the fund name rule set forth in the “Frequently Asked Questions about Rule 35d-1.”  The Registrant further notes that the market capitalization range of indices that qualify as “small-capitalization” varies, and what may be 120% of one small cap index might be within the market capitalization range of another such index.

d.
Please explain whether the securities included in the RS Small-Mid Cap Growth strategy will be counted outside the scope of the Fund’s 80% names rule test or whether they will be considered to be part of the Fund’s 80% investments in small cap securities.

RESPONSE: The Registrant confirms that the securities included in the RS Small-Mid Cap Growth strategy will be counted within the scope of the Fund’s 80% names rule test and will be considered to be part of the Fund’s 80% investments in small cap securities.

e.	The disclosure in the summary prospectus and the section 9 recital are identical; please redraft the disclosure in the summary prospectus to provide a true summary of the Fund’s investments.

RESPONSE:  The Registrant has made the requested change.

5.	JNL Multi-Manager Small Cap Value Fund

a.
In the “Principal Investment Strategies” section, sub-section “Cooke & Bieler Small Cap Value Equity Strategy,” please update the capitalization parameters for the Russell 2000 Index to a more recent date.  Please also make the same update to the corresponding section on page 43.

RESPONSE: The Registrant has updated the capitalization parameters for the Russell 2000 Index to May 31, 2015.

6.	JNL/Causeway International Value Select Fund

a.
In the “Principal Investment Strategies” section, please clarify whether the statement: “The Fund may invest in companies with market capitalizations greater than $5 billion at time of investment, and is not required to invest a minimum amount and is not limited to investing a maximum amount in any particular country.” means that the Fund will only invest in companies with market capitalizations greater than $5 billion at the time of investment or whether there are really no limitations at the time of investment.

RESPONSE: The Registrant has revised the relevant disclosure to clarify that the Fund generally invests in companies with market capitalizations greater than $5 billion at the time of investment, but may invest in companies with any market capitalization.

7.	JNL/Mellon Capital Small Cap Index Fund

a.	Under “Principal Risks of Investing in the Fund,” please explain why this section includes “managed portfolio risk” given that the Fund is a passive index fund.

RESPONSE:  The Registrant has removed the “Managed portfolio risk,” from the “Principal Risks of Investing in the Fund.”

8.	Tandy Representation

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require.  Because the registrant and its management are in possession of all facts relating to a fund’s disclosure, they are responsible for the accuracy and adequacy of the disclosure they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

•	the registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

RESPONSE:  The Registrant has included a Tandy Letter with this response memorandum.

It is the Registrant’s intention to respond fully to the Commission Staff’s comments, and believes that the changes described above do so fully.

If you have any questions, please call me at 312-730-9721.  Thank you for your prompt attention to this matter.

cc:            File

SEC Comments 2a and 2b

The Information In the Prospectus Is Not Complete And May Be Changed. We May Not Sell These Securities Until The Registration Statement Filed With The Securities And Exchange Commission Is Effective. This Prospectus Is Not An Offer To Sell These Securities And Is Not Soliciting An Offer To Buy These Securities In Any State Where The Offer Or Sale Is Not Permitted.

Supplement Dated September 21, 2015
To The Prospectus Dated April 27, 2015

JNL® Series Trust

Please note that the changes impact your variable annuity and/or variable life product(s).

Please note that all changes are effective September 21, 2015, unless otherwise noted below.

In the summary prospectus section entitled “Summary Overview of Each Fund,” please delete the fund description for JNL/BlackRock Commodity Securities Strategy Fund and replace it with the following:

JNL/BlackRock Natural Resources Fund
(formerly, JNL/BlackRock Commodity Securities Strategy Fund)
Class A and B

Principal Investment Strategies. The Fund seeks to meet its objective by investing in equity securities that provide exposure to the natural resources sector, as well as fixed income securities.  The Fund may invest in securities of any market capitalization.

Under normal market conditions, the Fund will invest in companies active in the extraction, production, and processing of commodities and raw materials.

To gain exposure in natural resources, the Fund will invest in companies active in the extraction, production, processing and trading of natural resources, including, but not limited to: chemicals; building materials; metal and other raw materials; timber and paper products; agriculture products (e.g. fertilizer and chemicals); containers and packaging, as well as companies in the energy resources sector.  The Fund may invest in companies that obtain the majority of their revenues by financing the foregoing activities.  There are no geographic limits on the Fund’s investments.

The Fund may use derivatives to hedge its investment portfolio against market, interest rate and currency risks or to seek to enhance its return. The derivatives that the Fund may use include indexed and inverse securities, options, futures, swaps and forward foreign exchange transactions.

The Fund is a “non-diversified” fund, as defined in the Investment Company Act of 1940, as amended (the “1940 Act”), and may invest more of its assets in fewer issuers than “diversified” mutual funds.

SEC Comments 4b, 4c, 4d, and 4e
In the summary prospectus section entitled “Summary Overview of Each Fund,” please delete the fund description for JNL/Eagle SmallCap Equity Fund and replace it with the following:

JNL Multi-Manager Small Cap Growth Fund
(formerly, JNL/Eagle SmallCap Equity Fund)
Class A and B

Principal Investment Strategies. The Fund seeks to achieve its investment objective by investing, under normal circumstances, at least 80% of its total net assets in a variety of small cap growth strategies managed by unaffiliated investment managers (“Sub-Advisers”). Each of the Sub-Advisers generally provides day-to-day management for a portion of the Fund’s assets.

Each Sub-Adviser may use different investment strategies in managing Fund assets, acts independently from the others, and uses its own methodology for selecting investments. Jackson National Asset Management, LLC (“JNAM” or “Adviser”) is responsible for identifying and retaining the Sub-Advisers for the selected strategies and for monitoring the services provided by the Sub-Advisers. JNAM provides a qualitative and quantitative supervision as part of its process for selecting and monitoring the Sub-Advisers. JNAM is also responsible for selecting the Fund’s investment strategies and for determining the amount of Fund assets to allocate to each Sub-Adviser. Based on JNAM’s ongoing evaluation of the Sub-Advisers, JNAM may adjust allocations among Sub-Advisers.

Below are the principal investment strategies for each strategy, but the Sub-Advisers may also implement other investment strategies in keeping with the strategy’s objective.

GIM Small Cap Advantage Strategy

Granahan Investment Management, Inc. (“GIM”) constructs the strategy by blending two of their unique strategies, Small Cap Focused Growth strategy and Small Cap Discoveries strategy.

Both GIM strategies utilize rigorous bottom-up fundamental research. GIM’s Small Cap Focused Growth strategy is grounded in the belief that superior long term returns are best achieved by focusing on smaller companies that are poised to grow at 15% or more, and using a strict methodology to own the stocks of these sustainable growth companies when risk/reward is attractive.

Within this philosophy GIM’s Small Cap Focused Growth strategy seeks to own companies with large open-ended opportunities, a favorable competitive landscape and products or services providing a significant value proposition to the customer.

The Small Cap Discoveries strategy believes that the small/ micro cap market has a skewed distribution of returns where a small but meaningful number of high-performing stocks drive the return of the benchmark.

LMCG Small Cap Growth Strategy

LMCG Investments, LLC (“LMCG”) identifies unrecognized growth potential through bottom-up fundamental research accomplished by industry-specific screening models and in-depth knowledge of driving forces affecting those companies.

Under normal circumstances, the LMCG Small Cap Growth strategy invests in common stocks and other equity securities of small-cap companies. Market capitalization of securities purchased in the LMCG Small Cap Growth strategy generally fall within the range of the Russell 2000 Growth Index at time of purchase. The LMCG Small Cap Growth strategy seeks to achieve above average risk-adjusted returns by identifying unrecognized growth potential.

The LMCG Small Cap Growth strategy may also invest in real estate investment trusts (“REITs”), exchange-traded funds (“ETFs”), and foreign securities through depositary receipts.

RS Investments Custom Growth Strategy

RS Investment Management Co. LLC (“RS”) constructs the strategy by weighting 50% of its assets to the RS Small Cap Growth strategy and 50% of its assets to the RS Small-Mid Cap Growth strategy.

The RS Small Cap Growth strategy invests principally in small-capitalization companies. RS considers a company to be a small-capitalization company if its market capitalization (at the time of purchase) is either up to $3 billion or 120% of the market capitalization of the largest company included in the Russell 2000® Index on the last day of the most recent quarter (currently, approximately $ 5.6 billion, based on the size of the largest company in the Index on June 30 , 2015), whichever is greater. The RS Small Cap Growth strategy typically invests most of its assets in equity securities of U.S. companies but may also invest any portion of its assets in foreign securities.

The RS Small-Mid Cap Growth strategy typically invests in a portfolio of small- and mid-capitalization growth-orientated companies. The RS Small-Mid Cap Growth strategy invests principally in equity securities of companies with market capitalizations (at the time of purchase) of either up to $8 billion or 120% of the market capitalization of the largest company included in the Russell 2500® Index on the last day of the most recent quarter (currently, approximately $ 12.9 billion, based on the size of the largest company in the Index on June 30 , 2015), whichever is greater. The RS Small-Mid Cap Growth strategy typically invests most of if its assets in equity securities of U.S. companies but may also invest any portion of its assets in foreign securities.

With respect to the RS Investments Custom Growth strategy, the RS investment team employs both fundamental analysis and quantitative screening in seeking to identify companies that the investment team believes will produce sustainable earnings growth over a multi-year horizon.  Investment candidates typically exhibit some or all of the following key criteria: strong organic revenue growth, expanding margins and profitability, innovative products or services, defensible competitive advantages, growing market share, and experienced management teams.

JNAM also may choose to allocate the Fund’s assets to additional strategies in the future. There is no assurance that any or all of the strategies discussed in this prospectus will be used by JNAM or the Sub-Advisers.

JNAM may also manage Fund assets directly to seek to enhance returns, or to hedge and to manage the Fund’s cash and short-term instruments.

The Fund has flexibility in the relative weighting of each asset class and expects to vary the percentages of assets invested in each asset class from time to time. JNAM’s allocations to the underlying Sub-Advisers will be a function of a variety of factors including each underlying strategy’s expected returns, volatility, correlation, and contribution to the Fund’s overall risk profile. The Fund may invest in securities and other financial instruments of companies of any market capitalization. The Fund may invest in securities and other financial instruments available in and which have exposure to both U.S. and non-U.S. markets, including emerging markets, which can be U.S. dollar-denominated or non-U.S. dollar-denominated and may be currency hedged or un-hedged.

The Fund may invest in a variety of equity securities, including common stock, preferred stock, rights and warrants to purchase common stock, depositary receipts, securities convertible into common and preferred stock and non-convertible preferred stock.

The Fund may invest in other pooled investment vehicles, including other investment companies, European registered investment funds (“UCITS”), real estate investment trusts (“REITs”), private investment funds, and partnership interests, including master limited partnerships (“MLPs”). A private investment fund is a type of financial investment company that is generally exempt from federal securities regulations and laws and has either less than 100 investors or where its member investors have substantial funds invested elsewhere.

Consistent with the Fund’s objectives, the Fund may from time to time purchase derivative securities, such as forward currency contracts and currency futures and options, to, among other reasons, manage foreign currency exposure, provide liquidity, provide exposure not otherwise available, manage risk and implement investment strategies in a more efficient manner.  The Fund may invest in derivative instruments that combine features of these instruments or are developed from time to time. The Fund expects to utilize contracts for difference, swap agreements and other derivative instruments to maintain a significant portion of its long and short positions. The Fund may seek to gain market exposure to the securities in which it primarily invests by entering into a series of purchase and sale contracts or by using other investment techniques (such as repurchase agreements, reverse repurchase agreements or dollar rolls). The Fund may (but is not required to) invest in derivatives, including put and call options, futures, forward contracts and swaps, in lieu of investing directly in a security, currency or instrument, for hedging and non-hedging purposes.

SEC Comment 5a

In the summary prospectus section entitled “Summary Overview of Each Fund,” please delete the fund description for JNL/Franklin Templeton Small Cap Value Fund and replace it with the following:

JNL Multi-Manager Small Cap Value Fund
(formerly, JNL/Franklin Templeton Small Cap Value Fund)
Class A and B

Principal Investment Strategies. The Fund seeks to achieve its investment objective by the Fund investing, under normal circumstances, at least 80% of its total net assets in a variety of small cap value strategies managed by unaffiliated investment managers (“Sub-Advisers”). Each of the Sub-Advisers generally provides day-to-day management for a portion of the Fund’s assets.

Each Sub-Adviser may use different investment strategies in managing Fund assets, acts independently from the others, and uses its own methodology for selecting investments. Jackson National Asset Management, LLC (“JNAM” or “Adviser”) is responsible for identifying and retaining the Sub-Advisers for the selected strategies and for monitoring the services provided by the Sub-Advisers. JNAM provides qualitative and quantitative supervision as part of its process for selecting and monitoring the Sub-Advisers. JNAM is also responsible for selecting the Fund’s investment strategies and for determining the amount of Fund assets to allocate to each Sub-Adviser. Based on JNAM’s ongoing evaluation of the Sub-Advisers, JNAM may adjust allocations among Sub-Advisers.

Below are the principal investment strategies for each strategy, but the Sub-Advisers may also implement other investment strategies in keeping with the strategy’s objective.

Century Small Cap Value Strategy

Century Capital Management, LLC (“Century”) constructs the Small Cap Value Strategy by investing in the common stocks of small capitalization (“small-cap”) companies.

The Small Cap Value Strategy market capitalization range is generally within the range of the Russell 2000 Value Index (between approximately $5 million and $6.09 billion as of April 30, 2015) at the time of purchase. The market capitalization range is expected to change over time.

Century generally constructs the strategy to consist of 70-110 companies. The Small Cap Value Strategy is predominantly focused on investing in companies domiciled within the United States. The strategy can invest in foreign securities, primarily through American Depositary Receipts (“ADRs”) and the equity securities of companies incorporated outside of the U.S. that are traded on U.S. exchanges. Investments in ADRs are generally less than 10%.

The strategy focuses on opportunities that Century believes have significant upside potential, emphasizing a combination of both valuation and earnings power. Century employs a fundamental, bottom-up investment approach that includes both financial modeling and qualitative analysis. A stock may be sold, among other reasons, if Century believes that the company’s cumulative valuation and earnings upside potential approaches fair value, better opportunities exist, the company experiences fundamental deterioration, or the market capitalization rises above a targeted range.

Chicago Equity – Small Cap Value Strategy

Chicago Equity Partners, LLC (“CEP”) constructs the strategy by investing in equity securities of small-capitalization companies. The Small Cap Value Strategy will ordinarily invest in approximately 150-400 stocks. The Small Cap Value Strategy primarily invests in common stock and preferred stock of U.S. small-capitalization companies.

The Small Cap Value Strategy currently defines small capitalization companies as those with a market capitalization within the market capitalization range of the companies represented in the Russell 2000® Index (between $169 million and $4.05 billion as of the latest reconstitution of the Index on May 31, 2014). This range may fluctuate as market conditions change and during periods of increased market volatility. In pursuing its investment strategy, it will generally invest in stocks of U.S. small-cap value companies (as determined by CEP), including real estate investment trusts (“REITs”). The Small Cap Value Strategy may also invest in foreign companies, including those that are organized in or have material business interests tied to emerging market countries, through ADRs or direct investment in securities of foreign companies trading on U.S. markets.

Cooke & Bieler Small Cap Value Equity Strategy

Cooke & Bieler L.P. (“C&B”) constructs the Small Cap Value Equity Strategy by investing in the common stocks of small capitalization (“small-cap”) companies.

C&B invests principally in small-capitalization companies, which are defined as having market capitalizations within the market capitalization range of the constituents of Russell 2000® Index at the time of purchase. As of the latest reconstitution of the Index on May 31, 2015 , these constituents had a market capitalization range of $ 177 million to $ 4.3 billion.  C&B manages a relatively focused portfolio of typically 40 to 60 companies that enables C&B to provide adequate diversification while allowing the composition and performance of the portfolio to behave differently than the market.

C&B selects securities for the strategy based on an analysis of a company's financial characteristics and an assessment of the quality of a company's management.

Cortina Small Cap Value Strategy

Cortina Asset Management, LLC (“Cortina”) constructs the Small Cap Value Strategy by investing in the common stocks of small capitalization (“small-cap”) companies. Cortina considers a company to be a small-cap company if, at the time of purchase, the company has a market capitalization less than $2 billion.

The Small Cap Value Strategy may invest a significant portion of its assets in common stocks of micro-capitalization (“micro-cap”) companies with market capitalizations less than $250 million at the time of purchase. Under normal market conditions, the weighted average market capitalization of the Small Cap Value Strategy’s portfolio will be less than that of the Russell 2000 Growth Index, and sector weights are limited to, on an absolute basis, no more than 1500 basis points over- or under-weight any one sector in the Russell 2000 Growth Index. As of September 30, 2014, the largest company in the Russell 2000 Growth Index has a market capitalization of approximately $5.5 billion.

The Small Cap Value Strategy will typically hold shares of stock in 90 to 120 companies, with no single company exceeding 5% of the Small Cap Value Strategy’s portfolio at the time of purchase.

JNAM also may choose to allocate the Fund’s assets to additional strategies in the future. There is no assurance that any or all of the strategies discussed in this prospectus will be used by JNAM or the Sub-Advisers.

JNAM may also manage Fund assets directly to seek to enhance returns, or to hedge and to manage the Fund’s cash and short-term instruments.

The Fund has flexibility in the relative weighting of each asset class and expects to vary the percentages of assets invested in each asset class from time to time. JNAM’s allocations to the underlying Sub-Advisers will be a function of a variety of factors including each underlying strategy’s expected returns, volatility, correlation, and contribution to the Fund’s overall risk profile.

SEC Comment 6a

In the summary prospectus section entitled “Summary Overview of Each Fund,” please delete the fund description for JNL/JPMorgan International Value Fund and replace it with the following:

JNL/Causeway International Value Select Fund
(formerly, JNL/JPMorgan International Value Fund)
Class A and B

Principal Investment Strategies. The Fund invests primarily in common stocks of companies located in developed countries outside the U.S. Under normal circumstances, the Fund invests at least 80% of its total assets in stocks of companies located in at least ten foreign countries and invests the majority of its total assets in companies that pay dividends or repurchase their shares. There is no limit on investments in any one country. The Fund may invest up to 10% of its total assets in companies in emerging (less developed) markets.

Causeway Capital Management LLC (“Sub-Adviser”) determines the country where a company is located, and thus whether a company is located outside the U.S. or in an emerging market, by referring to: its stock exchange listing; where it is registered, organized or incorporated; where its headquarters are located; its MSCI country classification; where it derives at least 50% of its revenues or profits from goods produced or sold, investments made, or services performed; or where at least 50% of its assets are located. These categories are designed to identify investments that are tied economically to, and subject to the risks of, investing outside the U.S. The Fund considers a country to be an emerging market if the country is included in the MSCI Emerging Markets Index.

When investing the Fund’s assets, the Sub-Adviser follows a value style. This means that the Sub-Adviser buys stocks that it believes have lower prices than their true worth. For example, stocks may be “undervalued” because the issuing companies are in industries that are currently out of favor with investors. However, even in those industries, certain companies may have high rates of growth of earnings and be financially sound.

The Sub-Adviser considers whether a company has each of the following value characteristics in purchasing or selling securities for the Fund:

•	Low price-to-earnings ratio (stock price divided by earnings per share) relative to the sector;
•	High yield (percentage rate of return paid on a stock in dividends and share repurchases) relative to the market;
•	Low price-to-book value ratio (stock price divided by book value per share) relative to the market;
•	Low price-to-cash flow ratio (stock price divided by net income plus noncash charges per share) relative to the market; and
•	Financial strength.

Generally, price-to-earnings and yield are the most important factors.

The Fund generally invest s in companies with market capitalizations greater than $5 billion at time of investment, but may invest in companies with any market capitalization. There are no limitations on the minimum amount   or maximum amount that the Fund may invest in any particular country.

SEC Comment 7a

In the summary prospectus section entitled “Summary Overview of Each Fund,” please delete the fund description for JNL/Mellon Capital Small Cap Index Fund and replace it with the following:

JNL/Mellon Capital Small Cap Index Fund
Class A and B

Principal Risks of Investing in the Fund.  An investment in the Fund is not guaranteed.  As with any mutual fund, the value of the Fund’s shares will change, and you could lose money by investing in the Fund.

•
Derivatives risk – Investments in derivatives, which are financial instruments whose value depends on, or is derived from, the value of underlying assets, reference rates, or indices, are subject to transaction costs and certain risks, such as unanticipated changes in securities prices and global currency investment.  Derivatives also are subject to liquidity risk, interest rate risk, market risk, counterparty risk, credit risk and management risk.  They also involve the risk of mispricing or improper valuation and the risk that changes in the value of the derivative may not correlate perfectly with the underlying asset, interest rate or index

•
Index investing risk – The indexing strategy does not attempt to manage volatility, use defensive strategies, or reduce the effects of any long-term periods of poor stock performance.  Fund performance may not exactly correspond with the performance of its index for a number of reasons, including, but not limited to, the timing of Fund portfolio transactions, shifts in the composition of the index, and Fund expenses.

•
License termination risk – The licenses from a third party that permit the use by the Fund of intellectual property may be terminated by the licensor, and as a result the Fund may lose its ability to use the intellectual property, or receive important data from the licensor.

•	Small cap investing risk – Investing in smaller companies, some of which may be newer companies or start-ups, generally involves greater risks than investing in larger, more established ones.

SEC Comments 2a and 2b

In the section entitled “Additional Information About Each Fund,” please delete the fund description for JNL/BlackRock Commodity Securities Strategy Fund and replace it with the following:

JNL/BlackRock Natural Resources Fund
(formerly, JNL/BlackRock Commodity Securities Strategy Fund)
Class A and B

Principal Investment Strategies.  The Fund seeks to meet its objective by investing in equity securities that provide exposure to the natural resources sector, as well as fixed income securities.  The Fund may invest in securities of any market capitalization.

Under normal market conditions, the Fund will invest in companies active in the extraction, production, and processing of commodities and raw materials.

To gain exposure in natural resources, the Fund will invest in companies active in the extraction, production, processing and trading of natural resources, including, but not limited to: chemicals; building materials; metal and other raw materials; timber and paper products; agriculture products (e.g. fertilizer and chemicals); containers and packaging, as well as companies in the energy resources sector.  The Fund may invest in companies that obtain the majority of their revenues by financing the foregoing activities.  There are no geographic limits on the Fund’s investments.

The Fund chooses securities using a combination of “top down” and “bottom up” investment styles. “Top down” means that the Fund seeks to allocate its investments to natural resource-related economic sectors the Fund’s management believes have more favorable pricing power than other natural resource related sectors. “Bottom up” means that the Fund also selects investments based on management’s assessment of the earning prospects of individual companies.

When assessing individual companies, the Fund seeks to invest in companies that the Fund’s management believes are relatively undervalued. A company’s stock is undervalued when the stock’s current price is less than what the Fund believes a share of the company is worth. A company’s worth can be assessed by several factors, such as financial resources, value of tangible assets, rate of return on capital, quality of management, and overall business prospects. A company’s stock may become undervalued when most investors fail to perceive the company’s strengths in one or more of these areas. Fund management may also determine a company is undervalued if its stock price is down because of temporary factors from which Fund management believes the company will recover.

The Fund attempts to identify companies that are undervalued based on relative price-earnings, price-to-book, and price-to-cash-flow ratios. In seeking to identify such companies, Fund management considers which of the companies that meet its criteria would be most likely to benefit from the economic circumstances anticipated by Fund management.

The Fund may invest, irrespective of currency and regardless of the issuer’s country of origin, in convertible bonds and warrants, provided that the associated rights confer entitlement to the subscription of shares in companies in which the Fund is permitted to invest under terms of its investment policy.  Furthermore, the Fund may invest in listed and equity-linked notes, which is an instrument whose return is determined by the performance of a single equity security, a basket of equity securities, or an equity index, provided the underlying equities relate to companies permitted under the terms of the Fund’s investment policy.  Investments in equity-linked notes, together with convertible bonds and warrants may not exceed 15% of the net assets of the Fund.

The Fund may use derivatives to hedge its investment portfolio against market, interest rate and currency risks or to seek to enhance its return. The derivatives that the Fund may use include indexed and inverse securities, options, futures, swaps and forward foreign exchange transactions.

The Fund is a “non-diversified” fund, as defined in the Investment Company Act of 1940, as amended (the “1940 Act”), and may invest more of its assets in fewer issuers than “diversified” mutual funds.

SEC Comments 4b, 4c, and 4d

In the section entitled “Additional Information About Each Fund,” please delete the fund description for JNL/Eagle SmallCap Equity Fund and replace it with the following:

JNL Multi-Manager Small Cap Growth Fund
(formerly, JNL/Eagle SmallCap Equity Fund)
Class A and B

Principal Investment Strategies.  The Fund seeks to achieve its investment objective by investing, under normal circumstances, at least 80% of its total net assets in a variety of small cap growth strategies managed by unaffiliated investment managers (“Sub-Advisers”). Each of the Sub-Advisers generally provides day-to-day management for a portion of the Fund’s assets.

Each Sub-Adviser may use different investment strategies in managing Fund assets, acts independently from the others, and uses its own methodology for selecting investments. Jackson National Asset Management, LLC (“JNAM” or “Adviser”) is responsible for identifying and retaining the Sub-Advisers for the selected strategies and for monitoring the services provided by the Sub-Advisers. JNAM provides a qualitative and quantitative supervision as part of its process for selecting and monitoring the Sub-Advisers. JNAM is also responsible for selecting the Fund’s investment strategies and for determining the amount of Fund assets to allocate to each Sub-Adviser. Based on JNAM’s ongoing evaluation of the Sub-Advisers, JNAM may adjust allocations among Sub-Advisers.

Below are the principal investment strategies for each strategy, but the Sub-Advisers may also implement other investment strategies in keeping with the strategy’s objective.

GIM Small Cap Advantage Strategy

Granahan Investment Management, Inc. (“GIM”) constructs the strategy by blending two of their unique strategies, Small Cap Focused Growth strategy and Small Cap Discoveries strategy.

Both GIM strategies utilize rigorous bottom-up fundamental research. GIM’s Small Cap Focused Growth strategy is grounded in the belief that superior long term returns are best achieved through a select portfolio of smaller companies that are poised to grow at 15% or more.  Fundamental company analysis is subsequently combined with a strict valuation discipline centered on a stock's expected return and risk/reward, with particular emphasis on minimizing the downside of the risk/reward equation.  Within this philosophy, GIM’s Small Cap Focused Growth strategy seeks to own companies with large open-ended opportunities, a favorable competitive landscape, products or services providing a significant value proposition to the customer, and that have strong balance sheets.

The Small Cap Discoveries strategy believes that the small/micro cap market is an inefficient segment of the overall market with a skewed distribution of returns where a small but meaningful number of high-performing stocks drive the return of the benchmark. These high-performing stocks range from hyper-growth companies to companies that have sorely disappointed investors in the past. GIM’s disciplined, fundamental, bottom-up research process identifies strong earnings growth potential in companies that may or may not have a history of strong growth. The end result is a portfolio with the optimum combination of emerging growth prospects and stocks of well-positioned companies struggling under negative sentiment that together may achieve excess returns while limiting losses.

As part of a disciplined portfolio construction process, at GIM, every company in the portfolio is placed into one of three investment categories: Core Growth, Pioneer and Special Situation. These LifeCycle categories each have different performance drivers so provide true diversification and help mitigate risk in the portfolio.

LMCG Small Cap Growth Strategy

LMCG Investments, LLC (“LMCG”) identifies unrecognized growth potential through bottom-up fundamental research accomplished by industry-specific screening models and in-depth knowledge of driving forces affecting those companies.

Under normal circumstances, the LMCG Small Cap Growth strategy invests in common stocks and other equity securities of small-cap companies. Market capitalization of securities purchased in the LMCG Small Cap Growth strategy generally fall within the range of the Russell 2000 Growth Index at time of purchase. The LMCG Small Cap Growth seeks to achieve above average risk-adjusted returns by identifying unrecognized growth potential. The LMCG Small Cap Growth utilizes a fundamental bottom-up security selection process to identify characteristics such as: revenue growth, margin expansion, surprise potential and strong balance sheets. The focus of the fundamental research process is to confirm that the growth is durable and sustainable, as well as to conduct due diligence on the key drivers of each security. The final step in the process applies a valuation framework to each security that meets the criteria of the fundamental research process.

The Fund may also invest in real estate investment trusts (“REITs”), exchange-traded funds (“ETFs”), and foreign securities through depositary receipts.

To manage risk, the LMCG Small Cap Growth strategy limits position sizes, employs a strategy of diversification, and adheres to a structured sell discipline based on fundamental drivers and company valuations.

RS Investments Custom Growth Strategy

RS Investment Management Co. LLC (“RS”) constructs the strategy by weighting 50% of its assets to the RS Small Cap Growth strategy and 50% of its assets to the RS Small-Mid Cap Growth strategy.

The RS Small Cap Growth strategy invests principally in small-capitalization companies. RS considers a company to be a small-capitalization company if its market capitalization (at the time of purchase) is either up to $3 billion or 120% of the market capitalization of the largest company included in the Russell 2000® Index on the last day of the most recent quarter (currently, approximately $ 5.6 billion, based on the size of the largest company in the Index on June 30 , 2015), whichever is greater. The RS Small Cap Growth strategy typically invests most of its assets in equity securities of U.S. companies but may also invest any portion of its assets in foreign securities.

The RS Small-Mid Cap Growth strategy typically invests in a portfolio of small- and mid-capitalization growth-orientated companies. The RS Small-Mid Cap Growth strategy invests principally in equity securities of companies with market capitalizations (at the time of purchase) of either up to $8 billion or 120% of the market capitalization of the largest company included in the Russell 2500® Index on the last day of the most recent quarter (currently, approximately $ 12.9 billion, based on the size of the largest company in the Index on June 30 , 2015), whichever is greater. The strategy may hold investments in companies whose market capitalizations fall outside of the preceding parameters due to changes in values of those companies after the strategy’s purchase of their securities. The RS Small-Mid Cap Growth strategy typically invests most of if its assets in equity securities of U.S. companies but may also invest any portion of its assets in foreign securities.

With respect to the RS Investments Custom Growth strategy, the RS investment team employs both fundamental analysis and quantitative screening in seeking to identify companies that the investment team believes will produce sustainable earnings growth over a multi-year horizon. Investment candidates typically exhibit some or all of the following key criteria: strong organic revenue growth, expanding margins and profitability, innovative products or services, defensible competitive advantages, growing market share, and experienced management teams. Valuation is an integral part of the investment process and purchase decisions are based on the investment team’s expectation of the potential reward relative to risk of each security based in part on the investment team’s proprietary earnings calculations.

JNAM also may choose to allocate the Fund’s assets to additional strategies in the future. There is no assurance that any or all of the strategies discussed in this prospectus will be used by JNAM or the Sub-Advisers.

JNAM may also manage Fund assets directly to seek to enhance returns, or to hedge and to manage the Fund’s cash and short-term instruments.

The Fund has flexibility in the relative weighting of each asset class and expects to vary the percentages of assets invested in each asset class from time to time. JNAM’s allocations to the underlying Sub-Advisers will be a function of a variety of factors including each underlying strategy’s expected returns, volatility, correlation, and contribution to the Fund’s overall risk profile. The Fund may invest in securities and other financial instruments of companies of any market capitalization. The Fund may invest in securities and other financial instruments available in and which have exposure to both U.S. and non-U.S. markets, including emerging markets, which can be U.S. dollar-denominated or non-U.S. dollar-denominated and may be currency hedged or un-hedged.

The Fund may invest in a variety of equity securities, including common stock, preferred stock, rights and warrants to purchase common stock, depositary receipts, securities convertible into common and preferred stock and non-convertible preferred stock.

The Fund may invest in other pooled investment vehicles, including other investment companies, European registered investment funds (“UCITS”), real estate investment trusts (“REITs”), private investment funds, and partnership interests, including master limited partnerships (“MLPs”). A private investment fund is a type of financial investment company that is generally exempt from federal securities regulations and laws and has either less than 100 investors or where its member investors have substantial funds invested elsewhere.

Consistent with the Fund’s objectives, the Fund may from time to time purchase derivative securities, such as forward currency contracts and currency futures and options, to, among other reasons, manage foreign currency exposure, provide liquidity, provide exposure not otherwise available, manage risk and implement investment strategies in a more efficient manner.  The Fund may invest in derivative instruments that combine features of these instruments or are developed from time to time. The Fund expects to utilize contracts for difference, swap agreements and other derivative instruments to maintain a significant portion of its long and short positions. The Fund may seek to gain market exposure to the securities in which it primarily invests by entering into a series of purchase and sale contracts or by using other investment techniques (such as repurchase agreements, reverse repurchase agreements or dollar rolls). The Fund may (but is not required to) invest in derivatives, including put and call options, futures, forward contracts and swaps, in lieu of investing directly in a security, currency or instrument, for hedging and non-hedging purposes.

SEC Comment 5a

In the section entitled “Additional Information About Each Fund,” please delete the fund description for JNL/Franklin Templeton Small Cap Value Fund and replace it with the following:

JNL Multi-Manager Small Cap Value Fund
(formerly, JNL/Franklin Templeton Small Cap Value Fund)
Class A and B

Principal Investment Strategies.  The Fund seeks to achieve its investment objective by the Fund investing, under normal circumstances, at least 80% of its total net assets in a variety of small cap value strategies managed by unaffiliated investment managers (“Sub-Advisers”). Each of the Sub-Advisers generally provides day-to-day management for a portion of the Fund’s assets.

Each Sub-Adviser may use different investment strategies in managing Fund assets, acts independently from the others, and uses its own methodology for selecting investments. Jackson National Asset Management, LLC (“JNAM” or “Adviser”) is responsible for identifying and retaining the Sub-Advisers for the selected strategies and for monitoring the services provided by the Sub-Advisers. JNAM provides qualitative and quantitative supervision as part of its process for selecting and monitoring the Sub-Advisers. JNAM is also responsible for selecting the Fund’s investment strategies and for determining the amount of Fund assets to allocate to each Sub-Adviser. Based on JNAM’s ongoing evaluation of the Sub-Advisers, JNAM may adjust allocations among Sub-Advisers.

Below are the principal investment strategies for each strategy, but the Sub-Advisers may also implement other investment strategies in keeping with the Fund’s objective.

Century Small Cap Value Strategy

Century Capital Management, LLC (“Century”) constructs the Small Cap Value Strategy by investing in the common stocks of small capitalization (“small-cap”) companies.

The Small Cap Value Strategy market capitalization range is generally within the range of the Russell 2000 Value Index (between approximately $5 million and $6.09 billion as of April 30, 2015) at the time of purchase. The market capitalization range is expected to change over time.

Century generally constructs the strategy to consist of 70-110 companies. The Small Cap Value Strategy is predominantly focused on investing in companies domiciled within the United States. The strategy can invest in foreign securities, primarily through American Depositary Receipts (“ADRs”) and the equity securities of companies incorporated outside of the U.S. that are traded on U.S. exchanges. Investments in ADRs are generally less than 10%.

The strategy focuses on opportunities that Century believes have significant upside potential, emphasizing a combination of both valuation and earnings power. Century employs a fundamental, bottom-up investment approach that includes both financial modeling and qualitative analysis. The financial model is used to seek to develop an understanding of a company’s operating dynamics including the company’s financials, margins and growth rates. Qualitative analysis is focused on researching the key drivers of the business. Company specific research is complemented with a sector profile to focus on the key catalysts driving sector dynamics. A stock may be sold, among other reasons, if Century believes that the company’s cumulative valuation and earnings upside potential approaches fair value, better opportunities exist, the company experiences fundamental deterioration, or the market capitalization rises above a targeted range.

Chicago Equity – Small Cap Value Strategy

Chicago Equity Partners, LLC (“CEP”) constructs the strategy by investing in equity securities of small-capitalization companies. The Small Cap Value Strategy will ordinarily invest in approximately 150-400 stocks. The Small Cap Value Strategy primarily invests in common stock and preferred stock of U.S. small-capitalization companies.

The Small Cap Value Strategy currently defines small capitalization companies as those with a market capitalization within the market capitalization range of the companies represented in the Russell 2000® Index (between $169 million and $4.05 billion as of the latest reconstitution of the Index on May 31, 2014). This range may fluctuate as market conditions change and during periods of increased market volatility. In pursuing its investment strategy, it will generally invest in stocks of U.S. small-cap value companies (as determined by CEP), including real estate investment trusts (“REITs”). The Small Cap Value Strategy may also invest in foreign companies, including those that are organized in or have material business interests tied to emerging market countries, through American Depositary Receipts (“ADRs”) or direct investment in securities of foreign companies trading on U.S. markets.

The CEP investment philosophy is based on financial and behavioral theory. CEP believes active returns are achievable because of inefficiencies in the market that persist over time. CEP believes that the market is complex, and therefore the most effective way to identify anomalies is with a research-intensive, systematic process. CEP believes that using a quantitative stock selection model to analyze a company’s earnings, balance sheet strength, relative valuation, growth potential or other variables creates opportunity to capture market inefficiencies. CEP intends to seek returns for the Fund in excess of its benchmark by combining systematic analysis of these variables with optimization and rigorous implementation by a team of seasoned industry experts. Through this process, CEP seeks to achieve a well-diversified portfolio of companies with attractive valuation ratios, quality balance sheets, and positive growth and momentum expectations built through a disciplined, risk controlled process.

Cooke & Bieler Small Cap Value Equity Strategy

Cooke & Bieler L.P. (“C&B”) constructs the Small Cap Value Equity Strategy by investing in the common stocks of small capitalization (“small-cap”) companies.

C&B invests principally in small-capitalization companies, which are defined as having market capitalizations within the market capitalization range of the constituents of Russell 2000® Index at the time of purchase. As of the latest reconstitution of the Index on May 31, 2015 , these constituents had a market capitalization range of $ 177 million to $ 4.3 billion .

C&B manages a relatively focused portfolio of typically 40 to 60 companies that enables C&B to provide adequate diversification while allowing the composition and performance of the portfolio to behave differently than the market.

C&B selects securities for the strategy based on an analysis of a company's financial characteristics and an assessment of the quality of a company's management. In selecting a company, C&B considers criteria such as return on equity, balance sheet strength, industry leadership position and cash flow projections. C&B further narrows the universe of acceptable investments by undertaking intensive research including interviews with a company’s top management, customers and suppliers. C&B believes their assessment of business quality and emphasis on valuation will protect the strategy’s assets in down markets, while their insistence on strength in leadership, financial condition and cash flow position will produce competitive results in all but the most speculative markets. C&B regularly reviews the investments of the portfolio and may sell a portfolio holding when it has achieved its valuation target, there is deterioration in the underlying fundamentals of the business, or C&B has identified a more attractive investment opportunity.

Cortina Small Cap Value Strategy

Cortina Asset Management, LLC (“Cortina”) constructs the Small Cap Value Strategy by investing in the common stocks of small capitalization (“small-cap”) companies. Cortina considers a company to be a small-cap company if, at the time of purchase, the company has a market capitalization less than $2 billion.

The Small Cap Value Strategy may invest a significant portion of its assets in common stocks of micro-capitalization (“micro-cap”) companies with market capitalizations less than $250 million at the time of purchase. Under normal market conditions, the weighted average market capitalization of the Small Cap Value Strategy’s portfolio will be less than that of the Russell 2000 Growth Index, and sector weights are limited to, on an absolute basis, no more than 1500 basis points over- or under-weight any one sector in the Russell 2000 Growth Index. As of September 30, 2014, the largest company in the Russell 2000 Growth Index has a market capitalization of approximately $5.5 billion. The Small Cap Value Strategy may hold securities that are outside of this range so long as it complies with the requirements of the Fund’s principal investment strategies and the Investment Company Act of 1940, as amended (the “1940 Act”). The Small Cap Value Strategy will not exclusively invest in companies represented in the Russell 2000 Growth Index and such investments may constitute substantially less than 80% of the Fund’s assets. The Small Cap Value Strategy may invest up to 25% of its assets in foreign securities (including American Depositary Receipts (“ADRs”)) that are listed in the United States on a national securities exchange. In deciding which securities to buy, hold or sell for the Small Cap Value Strategy, Cortina seeks to invest in innovative companies with strong business models, the financial resources to execute on their business plan and the potential for significant top line growth. Cortina’s process combines bottom-up fundamental research with a thematic approach. Cortina’s fundamental research is an exhaustive assessment of five broad factors: (1) market opportunity and competitive positioning; (2) business model; (3) financial position; (4) management; and (5) valuation. Cortina aims to identify small-cap companies early in the growth curve before they are appreciated by the broader market and whose stocks can appreciate regardless of the current operating environment.

The Small Cap Value Strategy will typically hold shares of stock in 90 to 120 companies, with no single company exceeding 5% of the Small Cap Value Strategy’s portfolio at the time of purchase. Generally, Cortina will sell a company’s stock when the price approaches the Cortina’s estimate of economic value or when the fundamentals of the company have deteriorated.

JNAM also may choose to allocate the Fund’s assets to additional strategies in the future. There is no assurance that any or all of the strategies discussed in this prospectus will be used by JNAM or the Sub-Advisers.

JNAM may also manage Fund assets directly to seek to enhance returns, or to hedge and to manage the Fund’s cash and short-term instruments.

The Fund has flexibility in the relative weighting of each asset class and expects to vary the percentages of assets invested in each asset class from time to time. JNAM’s allocations to the underlying Sub-Advisers will be a function of a variety of factors including each underlying strategy’s expected returns, volatility, correlation, and contribution to the Fund’s overall risk profile.

SEC Comment 6a

In the section entitled “Additional Information About Each Fund,” please delete the fund description for JNL/JPMorgan International Value Fund and replace it with the following:

JNL/Causeway International Value Select Fund
(formerly, JNL/JPMorgan International Value Fund)
Class A and B

Investment Objective.  The investment objective of the JNL/Causeway International Value Select Fund is to seek long-term growth of capital and income through investment primarily in larger capitalization equity securities.

Principal Investment Strategies.  The Fund invests primarily in common stocks of companies located in developed countries outside the U.S. Under normal circumstances, the Fund invests at least 80% of its total assets in stocks of companies located in at least ten foreign countries and invests the majority of its total assets in companies that pay dividends or repurchase their shares. There is no limit on investments in any one country. The Fund may invest up to 10% of its total assets in companies in emerging (less developed) markets. The Fund considers a country to be an emerging market if the country is included in the MSCI Emerging Markets Index.

When investing the Fund’s assets, the Sub-Adviser follows a value style. This means that the Sub-Adviser buys stocks that it believes have lower prices than their true worth. For example, stocks may be “undervalued” because the issuing companies are in industries that are currently out of favor with investors. However, even in those industries, certain companies may have high rates of growth of earnings and be financially sound.

The Investment Adviser considers whether a company has each of the following value characteristics in purchasing or selling securities for the Fund:

•	Low price-to-earnings ratio (stock price divided by earnings per share) relative to the sector;
•	High yield (percentage rate of return paid on a stock in dividends and share repurchases) relative to the market;
•	Low price-to-book value ratio (stock price divided by book value per share) relative to the market;
•	Low price-to-cash flow ratio (stock price divided by net income plus noncash charges per share) relative to the market; and
•	Financial strength

Generally, price-to-earnings and yield are the most important factors.

The Fund generally invest s in companies with market capitalizations greater than $5 billion at time of investment, but may invest in companies with any market capitalization. There are no limitations on the minimum amount or maximum amount that the Fund may invest in any particular country.

The Sub-Adviser determines the country where a company is located, and thus whether a company is located outside the U.S. or in an emerging market, by referring to: its stock exchange listing; where it is registered, organized or incorporated; where its headquarters are located; its MSCI country classification; where it derives at least 50% of its revenues or profits from goods produced or sold, investments made, or services performed; or where at least 50% of its assets are located. These categories are designed to identify investments that are tied economically to, and subject to the risks of, investing outside the U.S.

SEC Comment 3d and 7a
In the section entitled “Additional Information About Each Fund,” please delete the fund description for JNL/Mellon Capital Small Cap Index Fund and replace it with the following:

JNL/Mellon Capital Small Cap Index Fund
Class A and B

Principal Risks of Investing in the Fund.  An investment in the Fund is not guaranteed.  As with any mutual fund, the value of the Fund’s shares will change, and you could lose money by investing in the Fund.  The following descriptions of the principal risks does not provide any assurance either of the Fund’s investment in any particular type of security, or assurance of the Fund’s success in its investment selections, techniques and risk assessments.  As an indexed portfolio the Fund may not achieve its investment objective for a variety of reasons, the inability to purchase certain securities in the index, including changes in the financial condition of issuers (due to such factors as management performance, reduced demand or overall market changes), fluctuations in the financial markets, declines in overall securities prices, or country specific factors that would prevent the Fund from achieving its investment objective. A variety of specific factors may influence its investment performance, such as the following:
•	Derivatives risk
•	Index investing risk
•	License termination risk
•	Small cap investing risk

Please see the “Glossary of Risks” section, which is set forth before the “Management of the Trust” section, for a description of these risks.  There may be other risks that are not listed herein that could cause the value of your investment in the Fund to decline and that could prevent the Fund from achieving its stated investment objective.  This Prospectus does not describe all of the risks of every technique, investment strategy or temporary defensive position that the Fund may use.  For additional information regarding the risks of investing in the Fund, please refer to the SAI.

In the section entitled “More About the Funds,” sub-section entitled “Benchmarks,” please add the following row to the table:

Name	Primary Benchmark	Secondary Benchmark(s)
JNL/DoubleLine Shiller Enhanced CAPE Fund	S&P 500 Index	Russell 1000 Value Index

August 4, 2015

U.S. Securities and Exchange Commission
Office of Insurance Products
Division of Investment Management
Attn: Alberto Zapata

Re:	JNL Series Trust
File Nos: 33-87244 and 811-8894

Dear Commissioners:

I am writing on behalf of the above referenced registrant.  We acknowledge and agree that: we are responsible for the adequacy and accuracy of the disclosures in the filing; comments by the staff of the Securities and Exchange Commission (“SEC”) or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the SEC from taking any action with respect to the filing; and we may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions, please contact me at 517-367-4336.

Sincerely, /s/ Susan S. Rhee

Susan S. Rhee
Vice President